November 1, 2024

Mingyu (Michael) Li
Chief Executive Officer
Horizon Space Acquisition II Corp.
1412 Broadway
21st Floor, Suite 21V
New York, NY 10018

       Re: Horizon Space Acquisition II Corp.
           Registration Statement on Form S-1
           Filed October 21, 2024
           File No. 333-282758
Dear Mingyu (Michael) Li:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed October 21, 2024
Cover Page

1.     Given the significant oversight and discretion of the government of the
People   s
       Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to
       federal securities rules, the term    control    (including the terms
controlling,
          controlled by,    and    under common control with   ) means    the
possession, direct or
       indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or
       otherwise.    In this regard, please revise as follows:
           remove your reference to "extreme cases" on the cover page, page 17, and page 73 when describing situations when the value of your securities may decline or
 November 1, 2024
Page 2

           become worthless; and
             remove the phrase "to further regulatory, political and societal goals" on the cover page, page 17 and page 73.
Prospectus Summary, page 8

2. Please revise the table on pages 8 and 110 to include the anti-dilution adjustment of the founder shares. Please also revise the disclosures outside of the table on page 8 to describe the extent to which the compensation received or to be received or securities issued or to be issued to your sponsor and its affiliates, may result in a material dilution of the purchasers' equity interests. For example, revise the disclosure outside of the table to describe the extent to which conversion of the extension convertible notes, working capital notes, and the issuance of the private units may result in a material dilution of the purchasers' equity interests. See Items 1602(b)(6) and
       1603(a)(6) of Regulation S-K.
Item 16. Exhibits and Financial Statement Schedules, page II-2

3.     The trust account termination letter attached as Exhibit A to Exhibit
10.2, the
       Investment Management Trust Agreement, states that    [o]n the
Consummation Date
       (i) counsel for the Company shall deliver to you written notification that the Business
       Combination has been consummated, or will be consummated substantially,
       concurrently with your transfer of funds   ." Nasdaq Listing Rule
IM-5101-2 states
       that    [a]t least 90% of the gross proceeds . . . must be deposited in a trust account
       maintained by an independent trustee.    It is unclear how the release
of funds earlier
       than the consummation of the initial business combination would comport with this listing standard. Please revise your disclosure for consistency with the Nasdaq listing rules.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 November 1, 2024
Page 3

       Please contact Jee Yeon Ahn at 202-551-3673 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Er (Arila) Zhou, Esq.